So
3-11-02



02007568

SECURITIES AND EXCHANGE COMMISSION



RECD S.E.C.
MAR 1 2002
503

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 48893

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
NN JESUP + LAMONT SECURITIES CORP
FN BROADMARK CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 5TH AVENUE, 3RD FLOOR
(No. And Street)

NEW YORK,	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM MORENO (212) 918-0400
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 1 2 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, WILLIAM MORENO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROADMARK CAPITAL CORPORATION .., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO

Title

BRENDA G. IZZO
Notary Public, State of New York
No. 31-4964973
Qualified in New York County
Commission Expires June 2, 2002



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*


RECEIVED
MAR 0 1 2002
WASH, D.C.
SECTION

BROADMARK CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of
Broadmark Capital Corporation:

We have audited the accompanying statement of financial condition of Broadmark Capital Corporation as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Broadmark Capital Corporation as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates L.L.P.

New York, New York
February 19, 2002

BROADMARK CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and Cash Equivalents	$ 47,368
Due from Brokers and Clearing Deposits	470,672
Securities Owned at Market Value	358,784
Furniture, Equipment and Leasehold Improvements (Net of (Accumulated Depreciation and Amortization of $77,666)	112,794
Other Assets	682,462
TOTAL ASSETS	$ 1,672,080

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts Payable	$ 296,942
Deposit Payable	25,000
Total Liabilities	321,942
Shareholders' Equity:	
Common Stock – No Par Value, 500 Shares Authorized 500 Shares Issued, 500 Shares Outstanding	6,000
Additional Paid in Capital	3,017,719
Earnings Deficit	(1,673,581)
Total Shareholders' Equity	1,350,138
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,672,080

The accompanying notes are an integral part of this financial statement.

BROADMARK CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Broadmark Capital Corporation, (the "Company"), is a registered securities broker dealer and member of the National Association of Securities Dealers, Inc. The Company has offices in Seattle, Washington; San Francisco, California; Stamford, Connecticut; Southampton, New York; and New York, New York. The Company has ceased operations at its Seattle and San Francisco offices on October 1, 2001 and December 1, 2001, respectively.

In the normal course of its business, the Company's customers, trading and correspondent clearing activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party in the transaction is unable to fulfill its contractual obligations.

The Company's commission revenue is earned by locating investors for companies and from processing securities transactions for customers. Locating investors for companies amounted to approximately 30% of commission income in 2001, while processing securities transactions amounted to 70% of commission revenue.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from the estimates that were used.

Securities Transactions

Securities transactions are recorded on a trade date basis.

Securities Owned

Securities owned consist of common stock in publicly traded companies and are recorded at market value. One common stock investment represents approximately 95% of total securities owned.

BROADMARK CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001
(Continued)

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (contd.)

Accounts Receivable

The company uses the allowance method to recognize doubtful accounts receivable. The allowance, net of write-offs, is immaterial at December 31, 2001.

Office Equipment

Depreciation of office equipment is recognized on the straight-line basis over the estimated lives of the assets.

Income Taxes

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for expected future tax consequences or events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in tax laws or rates. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. A valuation allowance has been made by the Company equaling the future income tax benefit.

The statutory tax rates include New York City, New York State and California income taxes.

NOTE 2. DUE FROM BROKERS AND CLEARING ORGANIZATION

The Company has an agreement with another securities broker to act as a clearing organization for the Company. The clearing organization clears all security transactions and maintains customer accounts. In addition, the clearing organization holds the Company's investments. Money owed by the clearing broker to the Company is primarily in cash at December 31, 2001.

NOTE 3. OTHER ASSETS

The Company has security deposits on the San Francisco, Stamford and New York offices in the amount of $83,300. In addition, other assets include advances to employees, receivable from various related entities, and unsecured debits by customers of approximately $247,000.

Other assets also include approximately $133,900, which represents the net assets of the Seattle office. The Company anticipates perfecting a redemption agreement whereby it will exchange these assets in exchange for the Company's outstanding stock of equal value.

NOTE 4. COMMITMENTS AND CONTINGENCIES

The Company leases various offices and equipment under non-cancelable operating leases. The leases expire on various dates through May 2004. The following is a schedule of future rental payments required under the leases for the years ending December 31:

Year ending December 31	Amount
2002	259,819
2003	249,495
2004	224,851
Total	$ 734,165

The amounts listed above are net of sublease income on the San Francisco office of $2,150 per month through the end of the lease, May 2003.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital, as defined, of $100,000. At December 31, 2001, the Company had computed net capital of $457,566, which was in excess of the required net capital level by $357,566. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital, as defined, in excess of 15 to 1. At December 31, 2001, the Company's ratio of aggregate indebtedness to net capital was .70 to 1.

NOTE 6. LEGAL NOTE

The Company is involved in an arbitration case with three of its former San Francisco employees-shareholders. The claimants are seeking a monetary settlement from the company. Counsel has advised us that it is too soon in the proceedings to determine the outcome.

NOTE 7. SUBSEQUENT EVENTS

The Company is in the process of negotiating an asset purchase agreement with its current common tenant, Jessup & Lamont, whereby the Company will acquire its assets.